FORM 6-K

                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                          FOR January 25, 2006

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 230-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

                                    FORM 27

                MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                 OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.    Reporting Issuer
      ----------------

      DynaMotive Energy Systems Corporation
      230-1700 West 75th Avenue
      Vancouver, BC V6P 6G2

      Tel. (604) 267-6013

2.    Date of Material Change
      -----------------------

      January 24, 2006

3.    Press Release
      -------------

      January 24, 2006

4.    Summary of Material Change
      --------------------------

DynaMotive Energy Systems Corporation (OTCBB: DYMTF), Vancouver, B.C. DynaMotive announced today that it has granted a master license to Rika Ltd., a company that has extensive operations in Latvia and Ukraine. Under the Agreement, Rika has agreed to market DynaMotive's technology as well as develop and operate facilities in the territories. Two projects are initially targeted for development.

Rika Ltd. and DynaMotive have further agreed to scope the feasibility of bio energy crops in Ukraine, where Rika has leased 25,000 hectares of farm land. The companies are considering the allocation of 10,000 hectares for growth of biomass for BioOil production. Once in production, it is estimated that each hectare will yield up to 30 tonnes of dry biomass per annum. This will potentially provide for a total production capacity of 300,000 tonnes annually of biomass, equivalent to 800 tonnes per day of processing capacity.

DynaMotive further disclosed that based on current discussions it expects to enter into similar territorial licensing agreements in other markets as it rolls out its technology. DynaMotive will provide technical and marketing expertise to licensors as well as providing them with an opportunity to participate in projects to be developed.

"The agreement with Rika is the first of what we expect to be a number of similar arrangements across various territories which are likely to be implemented this year. Through these territorial licenses we are creating a win-win situation by providing access to our technology and know-how to financial partners while accessing local capabilities with a view to accelerating market penetration and driving revenue," commented Andrew Kingston President and CEO of DynaMotive. "Rika has a strong presence in the Baltic and in the Ukraine; we have already identified a number of project initiatives and are confident that we will implement projects aggressively. We are confident that the vision of Rika's Chairman, Mr. Grigorijs Krupnikovs, will prove prescient.

"We at Rika are proud that our Company was the first to achieve this kind of agreement," said Mr. Krupnikovs, Chairman of Rika Ltd. "It is a major development, both in terms of renewable energy and energy independence for the countries covered. We expect that these licensing arrangements will stimulate economic development and provide jobs and new kinds of income for rural areas. The excellent relationship between the two Companies has been an important factor in establishing this agreement and moving forward."

5.    Full Description of Material Change
      -----------------------------------

      Please see attached press release

6.    Reliance on Section 85(2) of the Act
      ------------------------------------

      N/A

7.    Omitted Information
      -------------------

      N/A

8.    Senior Officers
      ---------------

      The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

      Andrew Kingston
      President & CEO
      6876 Churchill Street
      Vancouver, BC V6P 5B3
      (604) 267-6013

9.    Statement of Senior Officer
      ---------------------------

      The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C. as of the 24th day of January 2006.

                    DYNAMOTIVE ENERGY SYSTEMS CORPORATION

                         (signed) "Andrew Kingston"
                                   Andrew Kingston
                                   President & CEO

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

DYNAMOTIVE ENERGY SYSTEMS CORPORATION      News Release: January 24th 2006

  DynaMotive Signs Licensing Agreement for Ukraine and Baltic States Including Interim Arrangements for Two 200 Tonnes Per Day BioOil Plants

DynaMotive Energy Systems Corporation (OTCBB: DYMTF), Vancouver, B.C. DynaMotive announced today that it has granted a master license to Rika Ltd., a company that has extensive operations in Latvia and Ukraine. Under the Agreement, Rika has agreed to market DynaMotive's technology as well as develop and operate facilities in the territories. Two projects are initially targeted for development.

Rika Ltd. and DynaMotive have further agreed to scope the feasibility of bio energy crops in Ukraine, where Rika has leased 25,000 hectares of farm land. The companies are considering the allocation of 10,000 hectares for growth of biomass for BioOil production. Once in production, it is estimated that each hectare will yield up to 30 tonnes of dry biomass per annum. This will potentially provide for a total production capacity of 300,000 tonnes annually of biomass, equivalent to 800 tonnes per day of processing capacity.

DynaMotive further disclosed that based on current discussions it expects to enter into similar territorial licensing agreements in other markets as it rolls out its technology. DynaMotive will provide technical and marketing expertise to licensors as well as providing them with an opportunity to participate in projects to be developed.

"The agreement with Rika is the first of what we expect to be a number of similar arrangements across various territories which are likely to be implemented this year. Through these territorial licenses we are creating a win-win situation by providing access to our technology and know-how to financial partners while accessing local capabilities with a view to accelerating market penetration and driving revenue," commented Andrew Kingston President and CEO of DynaMotive. "Rika has a strong presence in the Baltic and in the Ukraine; we have already identified a number of project initiatives and are confident that we will implement projects aggressively. We are confident that the vision of Rika's Chairman, Mr. Grigorijs Krupnikovs, will prove prescient.

"We at Rika are proud that our Company was the first to achieve this kind of agreement," said Mr. Krupnikovs, Chairman of Rika Ltd. "It is a major development, both in terms of renewable energy and energy independence for the countries covered. We expect that these licensing arrangements will stimulate economic development and provide jobs and new kinds of income for rural areas. The excellent relationship between the two Companies has been an important factor in establishing this agreement and moving forward."

Under the terms of the Agreement, DynaMotive will receive a fee for the master license plus license fees for each plant developed in the territory as well as royalties from the output of those plants. The master license has minimum performance targets for the initial two year period and requires completion of two 200 tpd plants. Performance criteria for successive periods will be established on completion of market studies which are currently underway.

Rika and DynaMotive have extensively researched the market opportunity in the territories covered under the master license agreement. The two projects identified in Latvia and the Ukraine are each expected to have an initial biomass input capacity of 200 tonnes per day with further capacity added at a second stage. The projects will utilize DynaMotive's modular plant design, mirroring developments in Canada

DynaMotive and Rika also disclosed that initial technical and economic studies have been successfully completed for the two projects under consideration. Tecna SA has been selected as consulting engineer to conduct final technical reviews for the projects. Subject to a mutually satisfactory report from Tecna, the parties will enter into follow-on agreements for project development. The plant in Latvia will utilize wood chips and other biomass sources in the area. Location of the plant in Ukraine is still to be finalized.

About DynaMotive

DynaMotive's BioOil is produced using patented technology that converts forest and agricultural wastes such as bark, sawdust and sugar cane bagasse into a liquid fuel. Unlike fossil fuels, BioOil is renewable, clean burning, low in emissions and is greenhouse gas neutral. As a clean fuel for power generation in gas turbines, diesel engines and boilers, BioOil presents significant market opportunities. The Company and its partners are also engaged in research and development on a range of derivative products that will further enhance the market and value for BioOil as an alternative fuel and product source.

About Rika Ltd.

Rika Ltd., established in 1992, is a Latvian holding company with a number of subsidiaries. Among the Company's major activities is the participation in a consortium currently building a 100,000 tonnes per annum biodiesel plant in Latvia and the development of energy crops in the Ukraine through Rika Bio Fuels Ltd., a Ukrainian company controlling 23,000 hectares of farm land.

For more information on DynaMotive, please call:

Corporate Communications:
Tel: (604) 267-6000
Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005
Email: info@dynamotive.com
Website: www.dynamotive.com

Forward Looking Statement

Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements". Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the Company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the Company's disclosure filings with the Securities and Exchange Commission

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